    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 1997
                                                    Registration No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               ------------------

                              WASTE RECOVERY, INC.
             (Exact name of registrant as specified in its charter)

              TEXAS                         3998                      75-1833498
(State of other jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer
 incorporation or organization)    Classification Code Number)   Identification Number)

                               ------------------

  309 SOUTH PEARL EXPRESSWAY                                        DAVID G. GREENSTEIN
      DALLAS, TEXAS 75201                                        309 SOUTH PEARL EXPRESSWAY
         (214) 741-3865                                             DALLAS, TEXAS  75201
                                                                       (214) 741-3865

(Address, including zip code, and telephone                  (Name, address, including zip code,
number, including area code, of registrant's                  and telephone number, including area
       principal executive offices)                               code, of agent for service)

                               ------------------
                                    COPY TO:
                                  KENT JAMISON
                           LOCKE PURNELL RAIN HARRELL
                          (A PROFESSIONAL CORPORATION)
                          2200 ROSS AVENUE, SUITE 2200
                            DALLAS, TEXAS 75201-6776
                                 (214) 740-8000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                               ------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. /X/

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. /X/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                     CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
                                           Proposed Maximum    Proposed Maximum
   Title of Shares To be   Amount To Be   Offering Price per   Aggregate Offering  Amount of Registration
        Registered          Registered         Share(1)             Price(1)               Fee
---------------------------------------------------------------------------------------------------------
   Common Stock, no          8,421,913         $0.64              $5,390,024.32         $1,590.06
   par value
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee calculated pursuant to Rule 457(c) and based on the average of the bid and asked prices for the Registrant's Common Stock as of December 18, 1997.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 22, 1997

PROSPECTUS

                                     [LOGO]
                              WASTE RECOVERY, INC.
                                8,421,913 SHARES
                                  COMMON STOCK

     Certain shareholders (the "Selling Shareholders") of Waste Recovery, Inc. ("Waste Recovery" or the "Company") are offering, pursuant to this Prospectus, up to 8,421,913 shares of Common Stock of Waste Recovery, no par value per share ("Common Stock"), which shares, though being offered by the Selling Shareholders, are being registered by the Company on behalf of the Selling Shareholders. The Registration Statement, of which this Prospectus is a part, is being filed to meet the undertakings made by the Company to register the resale of the Common Stock issued on issuable to the Selling Shareholders in connection with (i) the Company's acquisitions in December 1996 of U.S. Tire Recycling Partners, L.P. and of Riverside Caloric Company's 55% interest in Waste Recovery - Illinois, a general partnership; (ii) the Common Stock and Warrant Purchase Agreement dated December 26, 1996 by and among the Company and the Investors listed at Schedule A thereto; (iii) the Dodge Common Stock and Warrant Purchase Agreement dated December 24, 1996 by and among the Company and Michael C. Dodge; and (iv) conversion of the Company's 10% Convertible Subordinated Debentures issued in September, 1994. In addition, the Company is registering 1 million shares of Common Stock issuable upon exercise of that certain Stock Option Agreement dated February 12, 1997 by and among the Company and Martin Bernstein.

     The Company has been advised by the Selling Shareholders that they or their successors may sell all or a portion of the Common Stock offered hereby from time to time in the over-the-counter market, in privately negotiated transactions, or otherwise, including sales through or directly to a broker or brokers. Sales will be at prices and terms then prevailing, if any, or at prices related to the then current market prices or at negotiated prices. In connection with any sales, any broker or dealer participating in such sales may be deemed to be an underwriter within the meaning of the Securities Act of 1933. See "Plan of Distribution."

     A description of the Common Stock is set forth in "Description of Capital Stock." The Company will receive no part of the proceeds of the sales of Common Stock offered hereby. All expenses incurred in connection with this offering, which expenses are not expected to exceed $75,000, are being borne by the Company.

     The Common Stock of Waste Recovery is traded in the over-the-counter market under the trading symbol WRII. The average of the bid and asked prices for the Common Stock on December 18, 1997 was $0.64 per share.

                               ------------------

           THERE ARE CERTAIN RISKS INVOLVED WITH THE OWNERSHIP OF THE
         COMPANY'S COMMON STOCK INCLUDING RISKS RELATED TO ITS BUSINESS
           AND MARKET FOR THE COMMON STOCK.  FOR INFORMATION REGARDING
           CERTAIN RISKS RELATING TO THE COMPANY, SEE "RISK FACTORS"
                              (PAGES 4 - 7 HEREOF)

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

         The date of this Prospectus is _______________ __, 1997.

                            AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Commission's Regional Offices at the Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511, and the New York Regional Office, Seven World Trade Center, 12th Floor, New York, NY 10048. Copies of such materials can also be obtained from the Public Reference Section of the Commission at Judicial Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Similar information can be inspected and copied at the Company's offices at 309 South Pearl Expressway, Dallas, Texas 75201.

     The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits and financial statements filed therewith or incorporated therein by reference. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or incorporated therein by reference, each statement being qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of any and all parts thereof may be obtained from such office after payment of the fees prescribed by the Commission.


                        ANNUAL AND QUARTERLY REPORTS

     This Prospectus is accompanied by a copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and its Quarterly Report on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, each as filed with the Commission.


                     DOCUMENTS INCORPORATED BY REFERENCE

     The following documents heretofore filed by the Company under the Exchange Act with the Commission (File No. 000-14881) are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

     (2) The Company's Quarterly Reports on Form 10-Q for the periods ending March 31, 1997, June 30, 1997 and September 30, 1997;

     (3) The Company's Current Report on Form 8-K dated December 9, 1996, filed on December 24, 1996, as amended by Current Report on Form 8-K/A filed February 24, 1997 and Current Report on Form 8-K/A filed February 28, 1997, and as further amended by Current Report on Form 8-K/A filed August 27, 1997;

     (4)  The Company's Current Report on Form 8-K dated December 17, 1997; and

     (5) All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1996.

     Any statement made in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is replaced or modified by a statement contained in a subsequently dated document incorporated by reference or contained in this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Written or oral requests for such copies should be directed to Waste Recovery, Inc., 309 South Pearl Expressway, Dallas, Texas 75201. The Company's telephone number is (214) 741-3865.


               DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus and the Company's Annual Report on Form 10-K for the year ended December 31, 1996, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and its Current Report on Form 8-K dated December 9, 1996, as amended, all of which are incorporated by reference herein include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including, but not limited to, such matters as future product development, business development, marketing arrangements, future revenue from contracts, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in law or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.


                                 THE COMPANY

     Waste Recovery is a specialized service and process company operating in the environmental services industry. The Company is involved in all aspects of scrap tire disposal and in conversion of scrap tires, through a proprietary process, into a uniform, high quality, wire-free, tire-derived fuel (TDF).

     The Company believes it is the largest firm in the United States specializing in disposal and recycling of scrap tires into a high quality fuel supplement. Presently, the Company has TDF producing facilities operating in or near Portland, Oregon; Houston, Texas; Atlanta, Georgia; Philadelphia, Pennsylvania; Chicago, Illinois; St. Louis, Missouri; and Charlotte, North Carolina.

     The Company was organized in 1982 to acquire the assets of two operations in Portland, Oregon, one of which had been producing TDF since 1976. The Houston facility began producing TDF in 1986, and the Atlanta operation in 1988. In March 1995 the Company acquired Domino Salvage, Tire Division, Inc. ("Domino") and after the addition of specific, proprietary processing equipment, Domino began producing a quality TDF in late 1995. The Chicago and St. Louis facilities became operational in late 1995 and were originally owned and operated by Waste Recovery-Illinois (WR-Illinois), a general partnership of which the Company and Riverside Caloric Company ("RCC"), a wholly-owned subsidiary of NIPSCO Industries, Inc., were the sole general partners. In December, 1996 the Company, through its subsidiary Waste Recovery - Illinois, L.L.C., acquired all of RCC's general partnership interest in WR-Illinois. The Charlotte facility was purchased by the Company in December of 1996 and conducts business as U.S. Tire Recycling Partners, L.P. The Charlotte facility operates a scrap tire monofill and primarily markets processed material for civil engineering purposes.

     Scrap tires collected by the Company for a fee are processed into various forms of tire-derived material, the bulk of which is sold as TDF. In general, the TDF production process consists of conveying whole tires to a primary shredder which cuts them into thin strips. These strips are processed into a chip form and then passed through a magnetic separator to remove most of the bead wire and steel belting. The resulting product is a chip of rubber compound nominally less than two inches in any dimension and 98% free of bead wire. Most of the processing equipment by which scrap tires are converted into TDF has been designed or extensively modified by the Company's own technical personnel. The Company continually endeavors to improve its process economics and product quality. During 1996, the Company installed wire recycling systems at its Houston, Atlanta and Portland facilities. These systems, designed and constructed by the Company, allow the facilities to operate waste-free, i.e., there is no waste residue from the manufacturing process, thus improving profit margins. These systems were also included in the Chicago and St. Louis facilities when they were constructed in 1995.

     Since 1982, the Company has been refining and improving its production process and has improved tire shredding techniques, equipment durability, and the process for removal of most of the steel wire in scrap tires. The Company has developed proprietary metering devices for use by TDF customers to control the flow of TDF as a fuel supplement to maximize TDF utilization within each customer's particular requirements and the framework of existing environmental constraints.

     In 1996 the Company was one of the largest producers of TDF in the United States. The Company's market share of 1996 TDF tonnage sold was approximately 34%. The Company provides TDF to industrial solid fuel users that typically buy coal or other solid fuels to produce process steam or generate electricity. Pulp and paper manufacturers use TDF as a fuel supplement usually with bark and waste wood and the cement industries use TDF as a fuel supplement, usually with coal in kiln drying operations.

     The Company has three primary sources of revenues. Most of its revenue currently comes from fees generated by receiving, hauling, handling and disposing of scrap tires ("tipping fees"). The Company also receives revenue from the sale of TDF. The Company's business strategy emphasizes increasing direct retail collection of tires as a percentage of the tires handled by the Company and producing additional higher value tire derived material.
Although TDF sales represent a small portion of the Company's revenues, they provide the primary outlet for the Company's processed material that supports the Company's growth. TDF sales accounted for 10%, 7%, and 9% of total
Company revenues for 1996, 1995 and 1994, respectively.   The Company's third
source of revenue is wire sales, which accounted for 2% of total Company revenue for 1996 and 0% for both 1995 and 1994, whereas tipping fees, hauling and other services accounted for 88%, 93% and 91% of total Company revenues for 1996, 1995 and 1994, respectively.

     The Company's offices are located at 309 South Pearl Expressway, Dallas, Texas 75201, and its telephone number is (214) 741-3865.


                                RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS DISCUSSED BELOW IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS AND INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. SEE "DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS."

     NEED TO CONTINUE TO DEVELOP NEW CUSTOMERS FOR TDF. Except for the year ended December 31, 1996, sales of TDF by the Company have been flat for the last several years. Effective utilization of the Company's capacity and TDF revenue growth are dependent upon the development of new TDF customers or increases in TDF purchases by existing customers. There can be no assurance that the Company's efforts to find additional TDF purchasers or increase sales to existing customers will be successful.

     UNCERTAINTY RESULTING FROM PRICE OF OTHER FUELS. The Company's business strategy emphasizes increasing sales of TDF. Although the Company is presently selling TDF for the British Thermal Unit (BTU) heat equivalent of an average of approximately $4.98 per barrel of oil, there can be no assurance that existing customers would continue to use TDF if the price of fossil or other forms of fuels declines. As demand for lumber increases, the resulting increase in available waste wood fuel could adversely impact the Company's business with pulp and paper mill customers. Coal is used as a supplemental fuel by some of the Company's customers and any decline in the price of coal could impede the Company's ability to develop new TDF customers and require adjustments in TDF prices that could have a material adverse effect on the Company's results.

     HISTORICAL OPERATING LOSSES. The Company was organized in 1982 and has had a history of operating losses since inception. Although the Company was marginally profitable for the years ended December 31, 1992, 1994 and 1996, there can be no assurance that the Company's operations will continue to be profitable or produce a reasonable return on investment.

     GOVERNMENT REGULATIONS. The Company works within a network of government regulations and programs at both the scrap tire supply side and the TDF supply side of the business. Due to the recognized fire and mosquito-borne health hazards associated with stockpiles of scrap tires and the desire to curtail additional growth of stockpiles, more restrictive regulation with respect to the disposal of current generation of scrap tires has been implemented at all levels of jurisdiction with increasing intensity in recent years. Generally, the Company and its customers must comply with established mandatory disposal regulations and safety guidelines. The burning of TDF is subject to regulation by federal, state and local governmental agencies. TDF customers must comply with certain emissions and ash content standards, and with the requirements of the U.S. Environmental Protection Agency and certain portions of the Clean Air Act. It is anticipated that initial permit applications to burn TDF in new states will be thoroughly scrutinized by regulatory bodies for emissions standards and ash content compliance. Future regulations may severely restrict the use of TDF as waste fuels, the availability of raw material to produce TDF or necessitate costly modifications to customers' plants, and thereby have a material adverse effect on the Company's business. Such changes could eliminate any competitive price advantage which the Company's fuel products might otherwise enjoy, or require price modifications to restore incentives for its customers.

     SEASONALITY. Historically, the Company's business has been highly seasonal. Most of the Company's customers have been pulp and paper mill companies in the Pacific Northwest region, which have more demand for TDF in the fall and winter when their primary fuel, wood waste, is more moist. Extended periods of clear, dry weather may adversely affect demand for TDF. Also, as homebuilding increases in the spring and summer, there is a higher demand for lumber from sawmills, which increases the amount of waste wood fuel available. More recently, however, as the Company has expanded with facilities throughout the country, the Company's TDF sales have experienced less seasonal fluctuations due to an increase in the percentage of the Company's total sales that is sold to industrial users that use coal as a primary fuel source. In 1995, sales of TDF to such industrial users accounted for approximately 68% of the Company's total TDF sales, and in fiscal year 1996 such percentage increased to 86%.

     RELIANCE ON KEY MANAGEMENT. The Company's business depends upon the availability of Martin B. Bernstein, Chairman of the Board of Directors, David G. Greenstein, President and Chief Executive Officer, Thomas L. Earnshaw, Vice Chairman of the Board of Directors and Robert L. Thelen, Director and Senior Vice President -Engineering. The loss of any one of their services would likely have a material adverse effect on the Company. All four individuals have stock options under the Company's stock plans, and the Company has entered into employment contracts with Messrs. Greenstein and Earnshaw. However, there is no assurance that such individuals will continue to be available in the future. The future success of the Company's business will depend, in part, upon attracting and retaining additional qualified personnel. There can be no assurance that the Company will be able to attract and hire such personnel or retain the services of said people.

     MINIMAL PROTECTION AFFORDED BY PATENTS. The Company has rights to nine issued United States patents and several foreign patents. These patents afford only minimal protection in the areas in which the Company intends to concentrate. Future technologies and discoveries made or developed by the Company may not qualify for patents or, if qualified, may be subject to challenge or to protracted legal proceedings. There can be no assurance that patents will afford the Company protection from competitive products or processes. In addition, others may develop proprietary information independently, or obtain access to know-how and expertise which may be substantially equivalent to that which the Company has acquired. There can be no assurance that existing patents or any future patents obtained by or licensed to the Company will be enforceable, that the Company's equipment will not infringe patents owned by others, or that competitors will not develop similar or functionally similar patents.

     COMPETITION. The scrap tire disposal industry is highly fragmented. Participants include the divisions of a few large companies and many small operators who, for the most part, either stockpile tires or shred and landfill them. One of the largest collectors and processors of scrap tires into fuel on the East Coast is Emanuel Tire Company in Baltimore, Maryland. Archer Daniels Midland Company of Decatur, Illinois, one of the largest scrap tire processors in Illinois, processes tires it receives into supplemental fuel for its own use. The Company's primary competition for the acquisition of scrap tire casings comes from the companies mentioned above, numerous individual collectors, and Lakin General. Lakin General is a large Midwestern collector of scrap tires on a national level. Lakin's primary business is the "culling" out of usable casings from the scrap flow and selling them into secondary markets as used tires. The Company, at some locations, is a recipient of scrap from Lakin General. The Company's scrap tire disposal operations and expansions are and will be subject to competition from these and other companies, many of whom have substantially greater financial, marketing, research and development, and personnel resources than the Company. The Company's TDF production operations compete in the resource recovery industry, particularly with those companies creating energy from treatment of various wastes. The industry is highly competitive and the capital requirements for entry are relatively small. Several of such companies are larger than the Company, with substantially greater capital resources and larger research and development staffs and facilities. Such companies may have a competitive edge over the Company in developing new technologies. The Company will face different competition depending upon the type and size of systems used by its competitors and new entrants into the market. There can be no assurance that the Company will compete successfully in its tire disposal and resource recovery operations.

     LACK OF DIVIDEND HISTORY; NO DIVIDENDS CONTEMPLATED. Since its inception, the Company has not paid any cash dividends, and does not anticipate paying any cash dividends on shares of its Common Stock in the foreseeable future. The Company plans to retain its future earnings, if any, to finance the growth and development of its operations. See "Dividend Policy."

     USE OF UNPROVEN NEW TECHNOLOGY AND POTENTIAL LACK OF ECONOMIC BENEFIT.
A portion of the Company's strategy is predicated on installing and operating steel bead wire recycling machinery at its plants. This technology is relatively new to the tire recycling industry or the Company for recycling bead wire. In 1996, wire sales accounted for 2% of total Company revenues. There can be no assurance that the use of wire recycling systems will continue to provide increased revenues or reduced operating expenses. If the cost of disposing of steel bead wire should decline, it may not be economical for the Company to utilize this technology in its operations.

     LIMITED MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE. Since February 20, 1990, the Common Stock of the Company has been traded on the over-the-counter market, and there can be no assurance that a more active trading market for the Common Stock will develop or continue after this offering. The offering price of the shares of Common Stock offered hereby is likely the market price in the over-the-counter market. There may not be any direct relationship between the offering price and the Company's assets, book value, shareholders' equity or any other recognized criterion of value. From time to time after the offering, there may be significant volatility in the market price of the Common Stock. Operating results of the Company or of other tire recyclers, changes in general conditions in the economy (national or regional), the financial markets or the tire recycling industry or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially.


                              RECENT DEVELOPMENTS

     On July 30, 1997 the Company's Board of Directors appointed Thomas L. Earnshaw, formerly President and Chief Executive Officer of the Company, as Vice Chairman of the Board of Directors. David Greenstein, formerly President of the Company's U.S. Tire subsidiary, was appointed President and Chief Executive Officer of the Company.

     On August 6, 1997 and August 4, 1997, respectively, David Walls and Andrew Bodner resigned from the Board of Directors to focus on their outside business activities. On December 10, 1997 the Company appointed David G. Greenstein to its Board of Directors. As of December 19, 1997 the Company had not appointed a successor to fill the remaining vacancy.

     As of September 30, 1997, the Company was not in compliance with the minimum working capital covenant contained in the Company's 10.5% note payable to the Development Authority of Fulton County, Georgia pertaining to industrial revenue bonds issued to finance construction of the Company's Atlanta, Georgia production facility. As of September 30, 1997, the outstanding balance of the note was $1,520,000, of which $1,480,000 was classified as long-term debt. The Company has received a waiver of the covenant from the holder of the bonds which expires on November 30, 1998. If the Company is not in compliance with the covenant by this date, it will be required to reclassify the long-term portion of the debt as short-term. No other debt would be affected by this re-classification.

    In connection with the bonds issued to provide funding for the construction of the WR-Illinois facilities, the indenture trustee determined in August of 1997 that, although the debt service reserve fund was fully funded, the supplementary sinking fund had not been adequately funded, resulting in a default, and the reclassification of the bonds to current liabilities. The Company has entered into an agreement with the bondholders which provides for a cure of this default through periodic payments.

     As reported on the Company's Current Report on Form 8-K dated December 17, 1997 and incorporated herein by reference, the Company dismissed Price Waterhouse LLP and engaged Grant Thornton LLP to act as the Company's independent certified public accountant.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders.


                                 DIVIDEND POLICY

     The Company has not paid any dividends on shares of its Common Stock since its inception in 1982. The Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future and intends to continue its present policy of retaining earnings for reinvestment in the operations of the Company. The terms of certain indebtedness of the Company restrict the ability of the Company to pay dividends. In addition, the 7% Cumulative Preferred Stock (the "Cumulative Preferred Stock") issued in 1990 has had no dividends paid thereon. Accordingly, total dividends in arrears thereon aggregate $1,045,312 at September 30, 1997, which represents an arrearage of approximately $5.13 per share of the Cumulative Preferred Stock outstanding. The Company is obligated to eliminate all arrearages on the accumulated dividends attributable to the Cumulative Preferred Stock before it may declare and pay a dividend on the Common Stock. See "Description of Capital Stock -- 7% Cumulative Preferred Stock" in this Prospectus.

                              SELLING SHAREHOLDERS

     The following table sets forth for each of the Selling Shareholders (i) the number of shares of Common Stock beneficially owned and percentage of class ownership before the offering; (ii) the number of shares of Common Stock covered by this Prospectus; and (iii) the number of shares of Common Stock beneficially owned and percentage of class ownership after the offering. Certain information set forth below has been provided to the Company by the Selling Shareholders:

                                                 Shares of Common Stock                               Shares of Common Stock
                                                   Beneficially Owned                                   Beneficially Owned
                                                    Before Offering                                       After Offering
                                                -------------------------         Common Stock       -------------------------
                                                              Percentage           Covered by                     Percentage
Selling Shareholders                            Number        of Class(1)        this Prospectus     Number(2)   of Class(1)(2)
--------------------                            ------        -----------        ---------------     ---------   --------------
NIPSCO Development Company, Inc.               1,100,000         6.3%               1,100,000               0          *

Michael C. Dodge(3)(4)                           761,712         4.4%                 300,000         161,712          *

Susan R. Dodge(5)                                100,000           *                  100,000               0          *

Elizabeth W. Dodge(5)                            100,000           *                  100,000               0          *

Ann C. Dodge(5)                                  100,000           *                  100,000               0          *

Bette Nagelberg(6)                               733,332         4.2%                 733,332               0          *

Ronald I. Heller(7)                              733,334         4.2%                 366,667               0          *

Rachel Heller(8)                                  50,000           *                   50,000               0          *

Ronald I. Heller,
Custodian for Evan Heller(9)                     733,334         4.2%                  50,000               0          *

Delaware Charter Guaranty & Trust Co.
f/b/o Ronald I. Heller IRA(10)                   266,667         1.5%                 266,667               0          *

R. Anthony Cioffari(11)                           33,334           *                   33,334               0          *

Andrew M. Bodner(12)(13)                         562,414         3.2%                 562,414               0          *

David G. Greenstein(12)(14)                      562,414         3.2%                 562,414               0          *

Environmental Venture Fund, L.P.(15)             318,436         1.8%                 318,436               0          *

Argentum Capital Partners, L.P.(15)              318,436         1.8%                 318,436               0          *

Louis Feil(16)                                   291,646         1.7%                 291,646               0          *

Martin B. Bernstein(16)(17)(27)                1,291,646         7.4%               1,291,646               0          *

Jeffrey J. Feil(16)                              291,646         1.7%                 291,646               0          *

Jay I. Anderson(18)(19)                          146,248           *                  146,248               0          *

Ross M. Patten(20)                               212,291         1.2%                 212,291               0          *

Alfred Tyler II(20)                              212,291         1.2%                 212,291               0          *

Sheri Gersten(21)                                 53,072           *                   53,072               0          *

Michelle Goldstein(21)                            53,072           *                   53,072               0          *

Cary Caster(21)                                   53,072           *                   53,072               0          *

                                                 Shares of Common Stock                               Shares of Common Stock
                                                   Beneficially Owned                                   Beneficially Owned
                                                    Before Offering                                       After Offering
                                                -------------------------         Common Stock       -------------------------
                                                              Percentage           Covered by                     Percentage
Selling Shareholders                            Number        of Class(1)        this Prospectus     Number(2)   of Class(1)(2)
--------------------                            ------        -----------        ---------------     ---------   --------------
Roger Miller(21)                                   53,072           *                   53,072               0          *

John E. Drury(20)                                 212,291         1.2%                 212,291               0          *

Don A. Sanders(20)                                212,291         1.2%                 212,291               0          *

Spencer Davidson, Ltd.(22)                        440,242         2.5%                   7,242         273,000         1.6%

GTLK Holdings, Inc.                               205,460         1.2%                  27,159               0          *

Kent E. Lovelace, Jr.                               7,242           *                    7,242               0          *

Steven E. MacIntyre(23)(24)                     2,942,630        16.8%                   5,432       2,937,198       16.8%

Kenneth D. Pasternak                              710,000         4.1%                  14,694         695,306        4.0%

Leslie M. Connors(25)                           2,934,069        16.8%                  30,000       2,904,069       16.6%

The Hudson Partnership LP                         433,000         2.5%                 160,000         273,000        1.6%

Cameron Associates, Inc.                           60,806           *                   60,806               0          *

Eduardo Mestre                                    183,634         1.0%                  40,000         143,634          *

GKN Securities Corp.(26)                           25,000           *                   25,000               0          *
                                                                                     ---------
     Total                                                                           8,421,913


----------------------
*Less than 1%

(1) In the case of each person or entity listed, the percentage is calculated by taking the total number of shares of Common Stock beneficially held by such individual or entity and dividing that number by 17,494,323 (the total number of shares of the Company's Common Stock which were issued and outstanding as of September 30, 1997).

(2) Assumes all shares of Common Stock covered by this Prospectus are sold by each Selling Shareholder in the offering.

(3)  Mr. Dodge is a member of the Company's Board of Directors.

(4) Columns 1 and 2 include 2,500 shares of Common Stock subject to options exercisable within sixty days and warrants to acquire 300,000 shares of Common Stock held by Mr. Dodge's daughters, as to which he disclaims beneficial ownership.

(5) Columns 1 and 2 consist of warrants to acquire 100,000 shares of Common Stock exercisable within sixty days.

(6) Columns 1 and 2 consist of 366,666 shares of Common Stock owned directly and warrants to acquire an additional 366,666 shares of Common Stock exercisable within sixty days.

(7) Columns 1 and 2 consist of warrants to acquire 366,667 shares of Common Stock exercisable within sixty days, 100,000 shares held by Mr. Heller's children either directly or beneficially, as to which he disclaims beneficial ownership, and 266,667 shares held in Mr. Heller's Individual Retirement Account by Delaware Charter Guaranty & Trust Co. for the benefit of Mr. Heller.

(8)  Columns 1 and 2 consist of 50,000 shares held directly.

(9) Columns 1 and 2 consist of 683,334 shares beneficially owned by Ronald I. Heller, and 50,000 shares held by Ronald I. Heller, as custodian for Evan Heller, his son, as to which Ronald I. Heller disclaims beneficial ownership.

(10) Columns 1 and 2 consist of 266,667 shares held in Mr. Heller's Individual Retirement Account by Delaware Charter Guaranty & Trust Co. for the benefit of Mr. Heller.

(11) Columns 1 and 2 consist of 16,667 shares of Common Stock and warrants to acquire 16,667 shares of Common Stock exercisable within sixty days.

(12) Columns 1 and 2 include 125,065 shares of Common Stock issuable upon conversion of the Company's convertible subordinated notes.

(13) Mr. Bodner was formerly a member of the Company's Board of Directors and was the Company's Chief Financial Officer. On August 4, 1997, Mr. Bodner resigned from the Board of Directors and resigned from his position as the Company's Chief Financial Officer. See "Recent Developments" above.

(14) Mr. Greenstein is the Company's President and Chief Executive Officer and is a member of the Company's Board of Directors.

(15) Columns 1 and 2 consist of 258,315 shares of Common Stock and 60,121 shares issuable upon conversion of the Company's convertible subordinated notes.

(16) Columns 1 and 2 consist of 232,976 shares of Common Stock, 55,063 shares of Common Stock issuable upon conversion of the Company's convertible subordinated notes.

(17) Mr. Bernstein is a member and Chairman of the Company's Board of Directors.

(18) Mr. Anderson is a member of the Company's Board of Directors.

(19) Columns 1 and 2 consist of 131,073 shares of Common Stock and 15,175 shares of Common Stock issuable upon conversion of the Company's convertible subordinated notes.

(20) Columns 1 and 2 consist of 172,210 shares of Common Stock and 40,081 shares of Common Stock issuable upon conversion of the Company's convertible subordinated notes.

(21) Columns 1 and 2 consist of 43,052 shares of Common Stock and 10,020 shares of Common Stock issuable upon conversion of the Company's convertible subordinated notes.

(22) Columns 1 and 2 consist of 433,000 shares of Common Stock held by The Hudson Partnership LP, of which Spencer Davidson, Ltd. is the General Partner.

(23) Mr. MacIntyre is a member of the Company's Board of Directors.

(24) Columns 1 and 2 include 248,959 shares directly held, 2,500 shares subject to options exercisable within sixty days, 36,061 shares of Common Stock issuable upon conversion of debentures, 180,000 shares held by the MacIntyre Connors General Partnership, of which Mr. MacIntyre and Mr. Crandall S. Connors are the sole general partners, warrants to acquire 18,450 shares of Common Stock exercisable within sixty days and 2,456,660 shares held by other members of the Kerr, Connors Group (as described below) with respect to which he disclaims beneficial ownership. Mr. MacIntyre is a member of a group (for purposes of reference described herein as the "Kerr, Connors Group"), together with other individuals and entities including Mr. Connors and Mr. John C. Kerr, that has filed a
     Schedule 13D with the Securities and Exchange Commission. Such Schedule 13D stated that the reporting persons set forth therein, which include, among others, Messrs. Connors, Kerr and MacIntyre, had reached an oral arrangement of unspecified duration with respect to the voting and transfer of such stock.

(25) Columns 1 and 2 include 30,000 shares of Common Stock owned directly, and 2,904,069 shares of Common Stock beneficially owned by her husband, Crandall S. Connors.

(26) Columns 1 and 2 consist of warrants to acquire shares of Common Stock exercisable within sixty days.

(27) Columns 1 and 2 include an option to acquire 1,000,000 shares of Common Stock exercisable within sixy days.

                              PLAN OF DISTRIBUTION

     The Common Stock offered hereby may be sold by the Selling Shareholders or by their pledgees, donees, transferees or other successors-in-interest. Such sales may be made in the over-the-counter market, in privately negotiated transactions, or otherwise, at prices and at terms then prevailing, at prices related to the then current market prices or at negotiated prices. The Common Stock may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Common Stock as agent, but may position and resell a portion of the block as principal in order to consummate the transaction; (b) a purchase by a broker or dealer as principal, and the resale by such broker or dealer for its account pursuant to this Prospectus, including resale to another broker or dealer; or (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by a Selling Shareholder may arrange for other brokers or dealers to participate. Any such brokers or dealers may receive commissions or discounts from a Selling Shareholder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act. Any gain realized by such a broker or dealer on the sale of shares which it purchases as a principal may be deemed to be compensation to the broker or dealer in addition to any commission paid to the broker by a Selling Shareholder.

     The Common Stock covered by this Prospectus may be sold under Rule 144 instead of under this Prospectus. In general, under Rule 144, "restricted securities" may be sold after a one-year holding period in ordinary market transactions through a broker or with a market maker subject to volume limitations as follows: within any three-month period, a number of shares may be sold which does not exceed the greater of 1% of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Rule 144 require the filing of a Form 144 with the Securities and Exchange Commission. However, if the shares have been held for more than one year by a person who is not an "affiliate", there is no limitation on the manner of sale or the volume of shares that may be sold and no such filing is required. The Company will not receive any portion of the proceeds of the Common Stock sold by the Selling Shareholders. There is no assurance that the Selling Shareholders will sell any or all of the Common Stock offered hereby.

     The Selling Shareholders have been advised by the Company that during the time each is engaged in distribution of the Common Stock covered by this Prospectus, each must comply with Rule 10b-5, Rule 102, Rule 104 and Rule 105 under the Exchange Act, and pursuant thereto: (i) each must not engage in any stabilization activity in connection with the Company's securities; (ii) each must furnish each broker through which the Common Stock covered by this Prospectus may be offered the number of copies of this Prospectus and the accompanying Annual Report and Quarterly Report which are required by each broker; and (iii) each must not bid for or purchase any securities of the Company or attempt to induce any person to bid for or purchase any of the Company's securities or engage in certain short selling activities other than as permitted under the Exchange Act.

                          DESCRIPTION OF CAPITAL STOCK

     As of September 30, 1997, the authorized capital stock of the Company consisted of (i) 30,000,000 shares of Common Stock, no par value, of which a total of 17,494,323 shares were outstanding; and (ii) 10,000,000 shares of Preferred Stock, $1.00 par value of which 250,000 shares have been designated as 7% Cumulative Preferred Stock, $1.00 par value, and of which 203,580 shares were outstanding.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share in the election of Directors and for all other purposes. There are no cumulative voting or preemptive rights applicable to any shares of Common Stock. All shares of Common Stock are entitled to participate pro rata in distributions and in such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to the restrictions under certain of the Company's indebtedness and to any preferential dividend rights of outstanding shares of Preferred Stock. Subject to the prior rights of creditors, all shares of Common Stock are entitled in the event of liquidation to participate ratably in the distribution of all remaining assets of the Company after distribution in full of preferential amounts, if any, to be distributed to holders of Preferred Stock.

7% CUMULATIVE PREFERRED STOCK

     The holders of the 7% Cumulative Preferred Stock are entitled to a dividend preference before any dividends are paid to the holders of Common Stock. Satisfaction of this dividend preference would reduce the amount of funds available for the payment of dividends on Common Stock. Dividends on this class of stock are payable at an annual compounded rate of seventy cents ($0.70) per share, payable quarterly. Dividends on these shares cumulate. The Company has the right to redeem these shares at its option by paying to the holders ten dollars ($10.00) per share plus any accrued and unpaid dividends. Holders of this class of stock are entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common Stock. As of September 30, 1997, the liquidating preference of these shares amounted to $15.13 per share, aggregating $3,081,112.

PREFERRED STOCK

     The Company's Board of Directors may, without further action by the Company's shareholders, from time to time direct the issuance of Preferred Stock in series and, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of Common Stock. In addition, under certain circumstances, the issuance of such Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a large block of the Company's securities, or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue Preferred Stock with voting and conversion rights which could adversely affect the holders of the Common Stock.

CONVERTIBLE SUBORDINATED NOTES

     In connection with the purchase of U.S. Tire Recycling Partners, L.P. ("U.S. Tire"), the Company issued convertible subordinated notes in the aggregate amount of $1,850,000 payable to the former partners and shareholders of U.S. Tire. The notes bear interest at an annual rate of 5% for the first twelve months, 6% for the second twelve months and 7% until maturity. Principal payments are due in the amounts of $500,000 on March 31, 1999, $450,000 on September 30, 1999, $450,000 on March 31, 2000 and $450,000 on September 30,
2000. The holders of the notes have the right at their option, at any time after September 30, 1997, to convert all but not less than all of the principal amount of the notes then outstanding into Common Stock of the Company at the price of $2.50 per share, provided that such election to convert shall be agreed upon unanimously by the holders of the notes then outstanding. The convertible subordinated note agreements provide for reductions to the principal amount of the notes contingent upon certain minimum future cash flow of U.S. Tire. These notes are subordinate to all other funded debt of the Company.

OPTIONS, WARRANTS, AND OTHER RIGHTS TO PURCHASE COMMON STOCK CURRENTLY
OUTSTANDING

     At September 30, 1997, there were outstanding 1,479,425 warrants to purchase shares of Common Stock at prices per share between $0.86 and $2.06 and options to purchase 617,900 shares of Common Stock at prices per share between $0.75 and $1.41. The warrants and options contain various terms including anti-dilution provisions to avoid dilution of the equity interest represented by the underlying shares of Common Stock upon the occurrence of certain events including share dividends or splits, mergers, or acquisitions. Certain holders of the warrants and options have been granted certain rights to have the shares issuable upon exercise thereof registered by the Company under the Securities Act.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock of the Company is Securities Transfer Corporation, Dallas, Texas.

REPORTS TO SHAREHOLDERS

     The Company intends to furnish to its shareholders annual reports containing audited financial statements of the Company and may from time to time also furnish unaudited interim reports.

                                  LEGAL MATTERS

     The validity of the Common Stock offered by this Prospectus will be passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas.

                                     EXPERTS

     The consolidated financial statements of the Company as of December 31, 1996 and December 31, 1995 and for each of the three years in the period ended December 31, 1996 incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, except as they relate to U.S. Tire Recycling Partners, L.P. for the year ended December 31, 1996, have been audited by Price Waterhouse LLP, independent accountants, and insofar as they relate to U.S. Tire Recycling Partners, L.P., by Cohen & Rosen, P.C., independent accountants, whose reports thereon are incorporated therein. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

     The financial statements of Waste Recovery-Illinois, an Illinois general partnership, as of December 31, 1995 and 1994, and for the years then ended, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A dated December 9, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of U.S. Tire Recycling Partners, L.P., as of December 31, 1995 and 1994, and for the years then ended, incorporated by reference to the Company's Current Report on Form 8-K dated December 9, 1996, as amended, have been so incorporated in reliance on the report of Cohen & Rosen, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.


                                 INDEMNIFICATION

     In general, under Article 2.02-1 of the Texas Business Corporation Act ("TBCA"), a Texas corporation may indemnify a person who was, is or is threatened to be made a named defendant or respondent in a proceeding by virtue of his position in the corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify any person in respect of a proceeding in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity, or in which the person is found liable to the corporation.

     At the Company's 1997 Annual Meeting, the Company's shareholders approved an amendment to Article 8 of the Company's Amended and Restated Articles of Incorporation that requires indemnification (including advancement of expenses) of the Company's directors and officers and, at the option of the Board of Directors in any particular case, the Company's employees and agents, to the fullest extent permitted under applicable law. Reference is hereby made to the Articles of Amendment to the Company's Amended and Restated Articles of Incorporation filed June 13, 1997 with the Texas Secretary of State which set forth the full text of Article 8, as amended, and which are being filed as an exhibit to the Company's Registration Statement on Form S-2, of which this Prospectus is a part.

     Also at the Company's 1997 Annual Meeting, the Company's shareholders ratified a form of indemnification agreement which the Company's Board of Directors authorized the Company to enter into with each of the Company's directors. Copies of these indemnification agreements as entered into with each director (collectively, the "Indemnification Agreements") are being filed herewith as exhibits to the Company's Registration Statement on Form S-2, of which this Prospectus is a part.

     The above discussion of the Company's Amended and Restated Articles of Incorporation, the TBCA, and the Indemnification Agreements is not intended to be exhaustive and is qualified in its entirety by the Amended and Restated Articles of Incorporation, such statutes and agreements.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful.

                                 ---------------

                                Table of Contents

                                                                            Page
                                                                            ----
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . .     2
Annual and Quarterly Reports . . . . . . . . . . . . . . . . . . . . . . .     2
Documents Incorporated by Reference. . . . . . . . . . . . . . . . . . . .     2
Disclosure Regarding
 Forward-Looking Statements  . . . . . . . . . . . . . . . . . . . . . . .     3
The Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4
Recent Developments  . . . . . . . . . . . . . . . . . . . . . . . . . . .     6
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7
Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7
Selling Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . .     8
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . .    11
Description of Capital Stock . . . . . . . . . . . . . . . . . . . . . . .    12
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    13
Indemnification. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14




                                8,421,913 Shares








                              WASTE RECOVERY, INC.






                                  Common Stock





                                 ---------------

                                   PROSPECTUS

                                 ---------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS



ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement. All expenses are estimated except the Securities and Exchange Commission registration fee.

     Securities and Exchange Commission registration fee . . . . . . . .$  1,633
     Accounting fees   . . . . . . . . . . . . . . . . . . . . . . . . .$ 15,000
     Legal services and expenses . . . . . . . . . . . . . . . . . . . .$ 40,000
     Printing and communication expenses . . . . . . . . . . . . . . . .$ 10,000
     Miscellaneous expenses. . . . . . . . . . . . . . . . . . . . . . .$  8,367

           Total . . . . . . . . . . . . . . . . . . . . . . . . . . . .$ 75,000

     The Selling Shareholders are bearing no portion of the expenses of the offering.


ITEM 15.  LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     In general, under Article 2.02-1 of the Texas Business Corporation Act ("TBCA"), a Texas corporation may indemnify a person who was, is or is threatened to be made a named defendant or respondent in a proceeding by virtue of his position in the corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of criminal proceedings, had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify any person in respect of a proceeding in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity, or in which the person is found liable to the corporation.

     At the Company's 1997 Annual Meeting, the Company's shareholders approved an amendment to Article 8 of the Company's Amended and Restated Articles of Incorporation that requires indemnification (including advancement of expenses) of the Company's directors and officers and, at the option of the Board of Directors in any particular case, the Company's employees and agents, to the fullest extent permitted under applicable law. Reference is hereby made to the Articles of Amendment to the Company's Amended and Restated Articles of Incorporation filed June 13, 1997 with the Texas Secretary of State which set forth the full text of Article 8, as amended, and which are being filed as an exhibit to the Company's Registration Statement on Form S-2, of which this Prospectus is a part.

     Also at the Company's 1997 Annual Meeting, the Company's shareholders ratified a form of indemnification agreement which the Company's Board of Directors authorized the Company to enter into with each of the Company's directors. Copies of these indemnification agreements as entered into with each director (collectively, the "Indemnification Agreements") are being filed herewith as exhibits to the Company's Registration Statement on Form S-2, of which this Prospectus is a part.

     The above discussion of the Company's Amended and Restated Articles of Incorporation, the TBCA, and the Indemnification Agreements is not intended to be exhaustive and is qualified in its entirety by the Amended and Restated Articles of Incorporation, such statutes and agreements.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit
Number                                   Exhibit
-------                                  -------
3.1 Amended and Restated Articles of Incorporation filed July 5, 1988, with the Secretary of State of Texas, incorporated herein by reference to Exhibit 3.4 to the Company's Form 10-K filed March 24, 1989.

3.2 Articles of Amendment to the Articles of Incorporation filed June 8, 1990, with the Secretary of State of Texas, incorporated herein by reference to Exhibit 3.5 to the Company's Form 10-K filed March 27, 1991.

3.3 Articles of Amendment to the Amended and Restated Articles of Incorporation filed June 13, 1997, with the Texas Secretary of State.(1)

3.4 By-Laws, amended and restated as of March 10, 1992, incorporated herein by reference to Exhibit 3.6 to the Company's Form 10-K filed March 26, 1992.

4.1 Form of Common Stock Certificate of Registrant, incorporated herein by reference to the Company's Form S-1, as amended, filed July 15, 1986.

4.2      Form of 7% Cumulative Preferred Stock Certificate of the Registrant.(1)

4.3 Form of Convertible Subordinated Note of the Registrant, incorporated herein by reference to Exhibit 1.1 of the Company's Current Report on Form 8-K dated December 9, 1996, filed December 24, 1996.

4.4 Indenture of Trust dated April 1, 1988, between Development Authority of Fulton County and Citizens and Southern Trust Company (Georgia), National Association, as Trustee, incorporated herein by reference to Exhibit 4.2 to the Company's report on Form 8-K filed June 1, 1988.

4.5 Form of 10% Convertible Subordinated Debenture due March 15, 1996, incorporated herein by reference to Exhibit 4.6 to the Company's report on Form 8-K filed October 5, 1994.

5.1      Opinion of Locke Purnell Rain Harrell (A Professional Corporation).(1)

10.6 Agreement dated May 9, 1986, between Registrant and The Goodyear Tire and Rubber Company, incorporated herein by reference to Exhibit
         10.32 to the Company's Amendment No. 1 to Form S-1 filed July 1,
         1986.

10.7 Lease Agreement dated January 15, 1988, between Southern Metal Finishing Company, Inc. and the Registrant, incorporated herein by reference to Exhibit 10.37 to the Company's Form 10-K filed
         March 25, 1988.

10.8 Indemnity Agreement dated January 29, 1988, by the Registrant and Southern Metal Finishing Company, Inc., incorporated herein by reference to Exhibit 10.38 to the Company's Form 10-K filed
         March 25, 1988.

10.10 Estoppel Deed, dated December 28, 1989, between the Registrant as Grantor, and Tex A. Perkins, et al., as Grantee, incorporated herein by reference to Exhibit 10.64 to the Company's Form 10-K filed
         March 26, 1990.

10.11 Lease of Real Property, dated January 1, 1990, between the Registrant, as Lessee, and Tex A. Perkins, et al., as Lessor, incorporated herein by reference to Exhibit 10.65 to the Company's Form 10-K filed March 26, 1990.

10.12 Warranty Deed, dated February 7, 1990, between Tex A. Perkins, et al., as Grantor, and Wayne Easley, as Grantee, incorporated herein by reference to Exhibit 10.66 to the Company's Form 10-K filed March 26, 1990.

10.13 Assignment of Lease, dated February 7, 1990, from Tex A. Perkins, et al., as Assignor, and Wayne Easley, as Assignee, incorporated herein by reference to Exhibit 10.68 to the Company's Form 10-K filed March 26, 1990.

10.14 The Registrant's 1989 Stock Plan for Employees, effective March 6, 1989, and approved by the Registrant's shareholders at the 1989 Annual Meeting, incorporated herein by reference to Exhibit 10.73 to the Company's Form 10-K filed March 26, 1990.

10.15 Amendment No. 1 to the Registrant's 1989 Stock Plan for Employees, incorporated herein by reference to Exhibit 10.15 to the Company's Form 10-K filed March 28, 1996.

10.16 Nonqualified Stock Option Agreement dated April 4, 1990, granted by the Registrant to Allan Shivers, Jr. for 200,000 shares, incorporated herein by reference to Exhibit 10.77 to the Company's Form 10-K filed March 27, 1991.

10.17 Form of Nonqualified Stock Option Agreement for grants to employees made January 7, 1991, incorporated herein by reference to Exhibit
         10.89 to the Company's Form 10-K filed March 26, 1992.

10.18 Form of Incentive Stock Option Agreement for grants to employees made October 1, 1991, incorporated herein by reference to Exhibit
         10.90 to the Company's Form 10-K filed March 26, 1992.

10.19 1992 Stock Plan for Non-Employee Directors, incorporated herein by reference to Exhibit 4.8 of the Company's Form S-8 filed May 8, 1992.

10.20 Form of Nonqualified Stock Option Agreement for grants to non-employee directors made January 4, 1991, incorporated herein by reference to Exhibit 10.88 to the Company's Form 10-K filed
         March 26, 1992.

10.21 Indemnity and Security Agreement, dated June 1, 1990, between Registrant and The Goodyear Tire and Rubber Company, incorporated herein by reference to Exhibit 10.82 to the Company's Form 10-K filed March 27, 1991.

10.22 Amendment to Lease of Real Property dated April 25, 1991, between the Registrant, as Lessee, and George Glanz, as Lessor, incorporated herein by reference to Exhibit 10.86 to the Company's Form 10-K filed March 26, 1992.

10.23 Agreement (for supply of TDF) between the Registrant and Illinois Power Company dated October 12, 1993, (paragraph 4 of Exhibit 10.007 is subject to a request for confidential treatment), incorporated herein by reference to Exhibit 10.007 to the Company's report on Amendment No. 1 to Form 8-K/A filed December 14, 1993.

10.24 Leasehold Commercial Deed of Trust, Security Agreement, Fixture Filing, Financing Statement, and Assignment of Leases and Rents dated September 20, 1994, executed by the Registrant as Grantor, for the benefit of NationsBank of Georgia N.A. as Trustee, incorporated herein by reference to Exhibit 10.021 to the Company's Form 10-K filed March 30, 1995.

10.25 Stock Purchase Agreement for the purchase by the Registrant of the outstanding stock of Domino Salvage, Tire Division, Inc., dated March 21, 1995, incorporated herein by reference to Exhibit 10.024 to the Company's Form 10-K filed March 30, 1995.

10.26 Loan Agreements dated April 1, 1988, between Development Authority of Fulton County and the Registrant, incorporated herein by reference to Exhibit 28.2 to the Company's report on Form 8-K filed June 1, 1988.

10.27 Promissory Note dated April 1, 1988, from the Registrant to Development Authority of Fulton County, incorporated herein by reference to Exhibit 28.3 to the Company's report on Form 8-K filed June 1, 1988.

10.28 Leasehold Deed to Secure Debt and Security Agreement dated April 1, 1988, between the Registrant and the Trustee, incorporated herein by reference to Exhibit 28.5 to the Company's report on Form 8-K filed June 1, 1988.

10.29 First Amendment to Lease Agreement dated April 1, 1988, between Southern Metal Finishing Company, Inc. and the Registrant, incorporated herein by reference to Exhibit 28.6 to the Company's report on Form 8-K filed June 1, 1988.

10.30 Assignment of Contracts dated April 1, 1988, between the Registrant and Development Authority of Fulton County, incorporated herein by reference to Exhibit 28.7 to the Company's report on Form 8-K filed June 1, 1988.

10.31 Promissory Note dated February 29, 1996, executed by the Registrant as maker payable to Texas Commerce Bank National Association in principal amount of $1,119,309.01, incorporated herein by reference to Exhibit 10.31 to the Company's Form 10-K filed April 15, 1997.

10.32 Note Purchase Agreement dated February 29, 1996, between The Goodyear Tire and Rubber Company and Texas Commerce Bank National Association, incorporated herein by reference to Exhibit 10.32 to the Company's Form 10-K filed April 15, 1997.

10.33 Form of Convertible Subordinated Debenture Conversion Agreements effective July 1, 1996, incorporated herein by reference to Exhibit
         10.33 to the Company's Form 10-K filed April 15, 1997.

10.34 Form of Warrant to Purchase Common Stock of Waste Recovery, Inc. as of July 1, 1996, as Exhibit "A" to the Convertible Subordinated Debenture Conversion Agreements incorporated herein by reference to
         Exhibit 10.47 to the Company's Form 10-K filed April 15, 1997.

10.35 Dodge Common Stock and Warrant Purchase Agreement dated December 24, 1996 between Waste Recovery, Inc. and Michael C. Dodge, incorporated herein by reference to Exhibit 10.35 to the Company's Form 10-K filed April 15, 1997.

10.36 Common Stock and Warrant Purchase Agreement dated December 26, 1996 by and among Waste Recovery, Inc. and Bette Nagelberg, Ronald I. Heller, Rachel Heller, Ronald I. Heller as custodian for Evan Heller, Delaware Charter Guaranty & Trust Co. FBO, and R. Anthony Cioffari, incorporated herein by reference to Exhibit 10.36 to the Company's Form 10-K filed April 15, 1997.

10.37 Agreement and Plan of Reorganization dated as of the 30th day of September 1996 by and among Waste Recovery, Inc., New U.S. Tire Recycling Corp., U.S. Tire Recycling Partners, L.P., Bodner/Greenstein Capital Holdings, Inc., Tirus, Inc., Tirus Associates, L.L.C., Environmental Venture Fund, L.P., Argentum Capital, L.P., and Certain Shareholders, incorporated herein by reference to Exhibit 1.1 of the Company's Current Report on Form 8-K dated December 9, 1996, as amended.

10.38 Partnership Purchase Agreement dated as of December 16, 1996, between Riverside Caloric Company, Waste Recovery, Inc., and Waste Recovery-Illinois, L.L.C., incorporated herein by reference to
         Exhibit 1.2 of the Company's Current Report on Form 8-K dated December 9, 1996, as amended.

10.39 Deed of Trust and Security Agreement between New U.S. Tire Recycling Corp. (a wholly-owned subsidiary of the Registrant) as Grantor, and the former partners and shareholders of U.S. Tire Recycling Partners, L.P. as Beneficiary, incorporated herein by reference to
         Exhibit 10.39 to the Company's Form 10-K filed April 15, 1997.

10.40 Letter Agreement between Waste Recovery, Inc. and Cameron & Associates relating to the retention of Cameron & Associates as financial advisor in connection with the acquisition of U.S. Tire, incorporated herein by reference to Exhibit 10.40 to the Company's Form 10-K filed April 15, 1997.

10.41 Indemnification Agreement between Waste Recovery, Inc. and David G. Greenstein dated December 10, 1997.(1)

10.42 Indemnification Agreement between Waste Recovery, Inc. and Martin B. Bernstein dated February 3, 1997.(1)

10.43 Indemnification Agreement between Waste Recovery, Inc. and Thomas L. Earnshaw dated February 3, 1997.(1)

10.44 Indemnification Agreement between Waste Recovery, Inc. and Andrew M. Bodner dated February 3, 1997.(1)

10.45 Indemnification Agreement between Waste Recovery, Inc. and Robert L. Thelen dated February 3, 1997.(1)

10.46 Indemnification Agreement between Waste Recovery, Inc. and Stephen P. Adik dated May 19, 1997.(1)

10.47 Indemnification Agreement between Waste Recovery, Inc. and Jay I. Anderson dated May 19, 1997.(1)

10.48 Indemnification Agreement between Waste Recovery, Inc. and Crandall S. Connors dated February 3, 1997.(1)

10.49 Indemnification Agreement between Waste Recovery, Inc. and Roger W. Cope dated February 3, 1997.(1)

10.50 Indemnification Agreement between Waste Recovery, Inc. and Michael C. Dodge dated February 3, 1997.(1)

10.51 Indemnification Agreement between Waste Recovery, Inc. and John C. Kerr dated December 16, 1997.(1)

10.52 Indemnification Agreement between Waste Recovery, Inc. and Steven E. MacIntyre dated February 3, 1997.(1)

10.53 Indemnification Agreement between Waste Recovery, Inc. and W. David Walls dated February 3, 1997.(1)

10.54 Stock Option Agreement dated February 12, 1997 by and between the Company and Martin Bernstein.(1)

11.1 Statement regarding computation of per share earnings, incorporated by reference to page F-5 to the Company's Form 10-K filed April 15, 1997.

13.1 The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1996, incorporated by reference to the Company's Form 10-K filed April 15, 1997.

13.2 The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1997, incorporated by reference to the Company's Form 10-Q filed May 15, 1997.

13.3 The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 1997, incorporated by reference to the Company's Form 10-Q filed August 14, 1997.

13.4 The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1997, incorporated by reference to the Company's Form 10-Q filed November 14, 1997.

21.1     Subsidiaries of the Company, incorporated herein by reference to
         Exhibit 21.1 to the Company's Form 10-K filed April 15, 1997.

23.1     Consent of Price Waterhouse LLP.(1)

23.2     Consent of Cohen & Rosen, P.C.(1)

23.3 Consent of Locke Purnell Rain Harrell (A Professional Corporation) (included in Exhibit 5.1).

24.      Power of Attorney (included on the signature page to Registration
         Statement).

27.1     Financial Data Schedule, incorporated herein by reference to
         Exhibit 27.1 to the Company's Form 10-K filed April 15, 1997.

--------------------
(1)  Filed herewith


ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1934 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions (set forth in Item 15 above), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Waste Recovery, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 17th day of December, 1997.

                              WASTE RECOVERY, INC.


                              By:  /s/ David G. Greenstein
                                  -------------------------------------
                                   David G. Greenstein, President and
                                   Chief Executive Officer


                                POWER OF ATTORNEY

     KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David G. Greenstein and Donald R. Phillips, and each of them, such individual's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such individual and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Form S-2 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                                Title                                Date
          ---------                                -----                                ----
/s/ David G. Greenstein              President, Chief Executive Officer,          December 17, 1997
--------------------------------   Director (Principal Executive Officer)
     David G. Greenstein


/s/ Martin B. Bernstein                Chairman of the Board, Director            December 17, 1997
--------------------------------
     Martin B. Bernstein


/s/ Thomas L. Earnshaw               Vice Chairman of the Board, Director         December 17, 1997
-------------------------------- (Principal Financial and Accounting Officer)
     Thomas L. Earnshaw


/s/ Robert L. Thelen             Senior Vice President - Engineering, Director    December 17, 1997
--------------------------------
       Robert L. Thelen


/s/ Stephen P. Adik                                  Director                     December 17, 1997
--------------------------------
        Stephen P. Adik


/s/ Jay I. Anderson                                  Director                     December 17, 1997
--------------------------------
       Jay I. Anderson


/s/ Crandall S. Connors                              Director                     December 17, 1997
--------------------------------
      Crandall S. Connors


/s/ Roger W. Cope                                    Director                     December 17, 1997
--------------------------------
        Roger W. Cope


/s/ Michael C. Dodge                                 Director                     December 17, 1997
--------------------------------
      Michael C. Dodge


/s/ John C. Kerr                                     Director                     December 17, 1997
--------------------------------
        John C. Kerr


/s/ Steven E. MacIntyre                              Director                     December 17, 1997
--------------------------------
     Steven E. MacIntyre